

SECURIT[illegible] :SSION

07007717

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 3rd Ave., #1612
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shu-Ming Chang 206-838-8785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shen and Company P.S.
(Name – *if individual, state last, first, middle name*)

815 S. Weller St., #113	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL


RECEIVED
160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shu-Ming Chang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Pacific Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shen
& Company P.S.
Certified Public Accountant

MEMBERS OF AMERICAN INSTITUTE
OF
CERTIFIED PUBLIC ACCOUNTANTS

815 S. Weller St. No. 113
Seattle, WA 98104
Telephone 206/343-0078
Telecopier 206/343-9978

May 22, 2007

Valerie Amburn - Supervisor of Examiners
NASD
601 Union Street
Suite 1616
Seattle, WA 98101-2327

Re: Century Pacific Securities, Inc.
For: December 31, 2006 Annual Filing of Financial Statements

Dear Ms. Amburn,

In response to the letter we had received, we have found that the difference between the Accounts Payable listed on the firm's FOCUS filing and firm's Financial Statements was due to the fact that the firm's FOCUS filing had not taken into account the portion of the amount for expenses made in the previous year. The expense in the amount of $7,676 was adjusted in the Financial Statements.

Please feel free to contact us if there should be any further queries.

Sincerely,



Alice Shen, CPA

STATE OF WASHINGTON
COUNTY OF King
SUBSCRIBED AND SWORN TO (or affirmed) BEFORE ME
ON 5/29/07 BY SHEN, ALICE YU-AN
NOTARY PUBLIC
NAME PRINTED Joseph W. Fong
MY APPOINTMENT EXPIRES 07-09-2008

Enc.: -Copy of your letter dated 5/18/07.
(The Amounts indicated in your letter was incorrect, $1,856 is the actual amount on the Financial Statements and $9,532 is on the FOCUS filing, and not the other way around as indicated in your letter.)

BY CERTIFIED MAIL (7004 1350 0000 7790 7428)
AND FACSIMILE

May 18, 2007


NASD

Mr. Anthony Chang
President
Century Pacific Securities, Inc.
720 Third Avenue, Suite 1612
Seattle, WA 98104

Dear Mr. Chang,

This acknowledges receipt of your December 31, 2006 annual filing of financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed,

or

If no material differences existed, a statement so stating.

2. Please provide a written explanation of the $7,676 difference between the Accounts Payable listed on the firm's FOCUS filing for the period ended December 31, 2006 (Amount on Financial Statement. ←) ($1,856) and the firm's December 31, 2006 Financial Statements ($9,532). (→ Amount on Focus filing)

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is included for your convenience.

Please respond to this matter by **May 29, 2007**. Questions may be addressed to Reed Smith, Special Investigator, at (206)442-4263.

Sincerely,



Valerie Ambum
Supervisor of Examiners

601 Union Street, Suite 1616
Seattle, Washington
98101-2327

tel 206 624 0790
fax 206 623 2518
www.nasd.com

720 Third Avenue, Suite 1612
Seattle, WA 98104
(206)838-8785 (800)368-9168
(206)838-8786 (fax)
http://cenpacsecurities.com

Century Pacific Securities, Inc.

May 28, 2007

Ms. Valerie Amburn
Supervisor of Examiners
NASD
601 Union Street
Suite 1616
Seattle, WA 98101-2327

Dear Ms. Amburn:

Thank you for your letter dated May 18, 2007.

I would like to initiate a brief review on Century Pacific Securities' (CP) background with you here before getting into discussions in depth later.

Mr. Dickson Lee, then president of Century Pacific Securities (CP), applied for change in business operations of CP on October 1, 2004. In that application, CP planned to consist two divisions, which are:

1. The Trading Division (for convenience, called Anthony part);
2. The Corporate Finance Division (called Dickson part.) (see P.2 of Attachment A)

The above plan was approved by Mr. James Dawson, former NASD District Director, on April 28, 2005 (see Attachment B.) and the above plan was carried out on July 1, 2005, the date I joined CP and become its President.

As the structure described above, the Corporate Finance Division normally provides its financial reports and I will consolidate them with the financial reports from Trading Division to form the combined reports to complete the whole process, including FOCUS reports.

In the latter part of January 2007, the Corporate Finance Division decided to pay a consulting fee **after** I had filed 4th Quarter FOCUS Report of 2006. That payment information was provided to Ms. Alice Shen, CP's auditing CPA, to prepare CP's Auditing Report for 2006. Therefore, the above consulting fee was listed in FOCUS as accounts payable but was listed as an expense and the amount of account payable was

reduced to $1,856 in the Audit Report. A copy of explaining letter from CP's CPA is also attached for your reference (see Attachment C.)

We wholeheartedly appreciate your concern and guidance regarding this matter. If you have any questions, please call me at (206)838-8785. Thanks.

Sincerely,



Anthony Chang
President

Attachment A

CENTURY PACIFIC SECURITIES, INC.
MEMBER OF NASD & SIPC
720 THIRD AVENUE, SUITE 1611, SEATTLE WA 98104
PHONE: (206) 264-8056 FAX: (206) 264-7971

October 1, 2004

Ms. Sharon L. DeMers, Examiner
National Association of Securities Dealers, Inc.
District 3 B
601 Union Street, Ste. 1616
Seattle, Washington 98101

Re: Application for Change in Business Operations

Dear Ms. DeMers:

Pursuant to NASD Rule 1017, Century Pacific Securities, Inc. ("Century Pacific") hereby submits its application for the change of business operations.

Specifically, Century Pacific seeks approval for the following changes to its practices:

- Introducing general securities to Century Pacific, including stocks, bonds, mutual funds, governments, and options (but not including municipal securities);
- Hiring the existing staff of ten registered representatives of Novus Securities, Corp. ("Novus"); and
- Engaging in market making of a single stock of the OTC Bulletin Board.

BACKGROUND

Over the past three years, and since inception, Century Pacific has specialized in Mergers and Acquisitions, corporate financial analysis, and private placements. It has a staff of four including two corporate finance analysts, an experienced Principal, and the undersigned, Chairman. Each is highly qualified individuals in their respective areas of expertise.

Novus has successfully operated as a Bellevue based general securities firm over the past nine years focusing on stocks, bonds, mutual funds, governments, and options. Novus employs 10 registered representatives, each exam qualified and with a solid depth of experience.

NEW CENTURY PACIFIC STRUCTURE

After combining the staffs and operations of the existing Century Pacific and that of Novus, the new Century Pacific will operate under two (2) divisions (i.e. The Trading Division, and The Corporate Finance Division) mirroring the existing expertise of each existing separate firm.

Mr. Chang shall be named President of Century Pacific and will have primary supervisory responsibility for Century Pacific. Mr. Lee shall be Chairman of Century Pacific and shall act as its FINOP, having primary responsibility for the financial aspects and books and records of Century Pacific.

1) **The Trading Division** will engage in the traditional general securities business under the leadership and supervision of Anthony Chang.

2) **The Corporate Finance Division** will continue with the existing business of Century Pacific under the direction of Dickson Lee.

The existing location of Century Pacific can easily accommodate the additional (Novus) staff and Century Pacific's location will remain as is.

Attached for you review and processing are the following documents:

Attachment A – Business Plan, with exhibits;
Attachment B - Written Supervisory Procedures;
Attachment C - Floor Plan of 720 3rd Ave Suite# 1611;
Attachment D - Sublease of office with L&L Financial Holdings, Inc.

We look forward to discussing both our plans and this application with you at your earliest convenience. Should you need additional documentation or require additional information, please feel free to contact me at (206) 264-8056 or at the above address.

Sincerely,



Dickson V. Lee, President and CEO

Anthony Chang, on behalf of Novus securities trading team
(President and CEO of Novus Securities, Corp.)

Attachment B


NASD

Via First Class Mail and Facsimile Transmission (206) 264-7971

April 28, 2005

Mr. Dickson Lee, President and CEO
Century Pacific Securities, Inc.
720 Third Avenue, Suite 1611
Seattle, WA 98104

RE: Decision Regarding Continuing NASD Membership of Century Pacific Securities, Inc.
CRD No: 113698
Merit Application No: A3B040020

Dear Mr. Lee:

Pursuant to NASD Rule 1017, the District Office staff approves Century Pacific Securities, Inc. pending change of business operations. The effectiveness of this staff decision is contingent upon the execution of the enclosed Membership Agreement ("Agreement") by appropriate principal(s) of Century Pacific Securities, Inc.

Century Pacific Securities, Inc. is alerted to NASD Rule 1017, which requires notification to and approval by NASD Regulation of a material change in business operations prior to such change being effected. Rule 1017 also requires that the firm file an application for approval of a change of ownership or control at least 30 days prior to effecting such change.

Please be advised that the executed Agreement must be returned by May 23, 2005. Pursuant to NASD Rule1012(b), failure to return the executed Agreement by this date will constitute a lapse of the application.

On behalf of the NASD and the Seattle District Staff, may I extend best wishes to you for the future success of your firm.

Any questions regarding this decision or the Agreement may be directed to Michael Lewis, Supervisor of Examiners at (206) 624-0790.

Sincerely,

James Dawson
District Director

Enclosure

END